04001527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17822

RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Broughton 212-250-1063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Robert Broughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deutsche Bank Securities Inc., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

ELEANOR CAVA
Notary Public, State of New York
No. 01CA5021937
Qualified in Richmond County
Commission Expires December 27, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DEUTSCHE BANK SECURITIES INC.

(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Consolidated Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, as of December 31, 2003. The consolidated statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2004

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Consolidated Statement of Financial Condition

December 31, 2003

(In thousands)

Assets

Cash, cash equivalents, and cash segregated for benefit of customers	$	392,885
Receivable from customers		5,564,333
Securities borrowed		78,677,547
Receivables from brokers, dealers, and clearing organizations		10,275,917
Securities purchased under agreements to resell		49,457,744
Securities owned, at market value:		
U.S. Government and agency obligations		24,986,249
U.S. Government obligations pledged as collateral		17,029,717
State and municipal bond obligations		41,569
Corporate obligations		6,236,653
Corporate obligations pledged as collateral		823,940
Stocks, warrants, and options		4,392,380
Stocks, warrants, and options pledged as collateral		3,989,122
Commercial paper and money market funds		3,371,911
Property, plant, and equipment (net of accumulated depreciation of $211,958)		825,455
Other assets		2,650,632
	$	208,716,054

Liabilities and Stockholder's Equity

Short-term borrowings	$	25,130,128
Payable to customers		9,760,089
Securities loaned		29,136,391
Payable to brokers, dealers, and clearing organizations		9,575,200
Securities sold under agreements to repurchase		89,159,573
Securities sold, but not yet purchased, at market value:		
U.S. Government and agency obligations		29,019,701
Stocks, warrants, and options		3,444,942
Corporate obligations		2,321,369
State and municipal bond obligations		2,578
Other liabilities		4,097,769
		201,647,740
Subordinated liabilities		2,493,400
Stockholder's equity		4,574,914
	$	208,716,054

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Corporation) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a subsidiary of Deutsche Bank Americas Holding Corp. (DBAH), and Taunus Corporation, which are an indirect and direct subsidiary, respectively, of Deutsche Bank AG (the Bank), a German corporation. The Corporation is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD), other exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Corporation is registered with the Commodities Futures Trading Commission (CFTC), a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, The New York Board of Trade, The Commodity Exchange Inc., and is a member of the National Futures Association.

The Corporation provides execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Corporation provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, and equity market research and investment banking. The Corporation also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments.

The Corporation, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Corporation's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

Basis of Presentation

The Corporation's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Estimates, including the fair market value of financial instruments, may vary from actual results.

The consolidated statement of financial condition includes the accounts of the Corporation and DBAB Wall Street LLC (DBABWS), which is consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation.

As previously noted, the Corporation is an indirect subsidiary of the Bank, which provides a broad range of financial products and services through a structure of subsidiaries, branches, and affiliated entities to its clients worldwide.

(continued)

In the normal course of business, the Corporation's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Corporation and its affiliates.

In addition to specific operating expenses incurred by the Corporation and charged directly to operations, certain management, accounting, and other costs are incurred in common for the Bank and its affiliates. The Corporation is allocated a share of these costs, proportionately based on an appropriate methodology for each type of expense. In the normal course of business, the Corporation may provide services to affiliates, the costs for which are allocated to such affiliates. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

The accompanying consolidated statement of financial condition has been prepared from separate records maintained by the Corporation, and may not necessarily be indicative of the financial condition which would have existed if the Corporation had been operated as an unaffiliated entity.

Cash and Cash Equivalents

The Corporation defines cash equivalents to be highly liquid investments, which generally include Federal Funds sold on an overnight basis. Cash and cash equivalents also include cash segregated for the benefit of customers. For purposes of the consolidated statement of financial condition, cash and cash equivalents consist of cash and short-term investments with original maturities of less than three months.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are reflected in the consolidated statement of financial condition on a trade-date basis and are stated at market or fair value. Customer securities transactions are recorded on a settlement-date basis.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are offset and excluded from the accompanying consolidated statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

Transfer of Financial Assets

The Corporation recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes financial assets when control has been surrendered in accordance with criteria provided in Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*.

(continued)

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Stock Awards and Incentive Compensation

The Bank has a share ownership program granting certain employees of the Corporation special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* the Corporation has adopted the fair-value-based method, which allows compensation to be recognized over the vested service period based on the fair value of the shares to be issued as of the grant date.

Exchange Memberships

Exchange memberships are recorded at cost and are included in other assets on the Corporation's consolidated statement of financial condition.

Property, Plant, and Equipment

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are amortized on a straight-line basis over their estimated useful lives of twenty-seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects on temporary differences, based on available evidence that realization of deferred tax assets is more likely than not.

Fees

The fees earned by the Corporation include investment banking and underwriting fees, research concessions, and other management fees and are accrued as earned.

Recent Accounting Developments

In November 2002, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees

(continued)

entered into or modified after December 31, 2003. The adoption of FIN 45 did not have a material impact on the Corporation's consolidated statement of financial condition.

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receives the majority of the entity's expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS No. 140 are excluded from the new rule and remain unconsolidated. FIN 46 is effective immediately for entities established after January 31, 2003, and was effective July 1, 2003 for entities created before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Corporation's consolidated statement of financial condition.

Effective January 1, 2003, the Corporation adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)*. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Corporation's consolidated statement of financial condition.

The Corporation adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123) prospectively for all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Generally, the fair-value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price of the options being granted.

The majority of the Corporation's stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Corporation's consolidated statement of financial condition of prospectively adopting the fair value provisions of SFAS 123 on future option awards did not have a material impact on the Corporation's consolidated statement of financial condition.

On April 30, 2002, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* (SFAS 149) which was effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities.* The adoption of SFAS 149 did not have a material impact on the Corporation's consolidated statement of financial condition.

(continued)

On May 15, 2003, the FASB issued SFAS No. 150, *Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity* (SFAS 150). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

For the Corporation, SFAS 150 was effective immediately for financial instruments entered into or modified after May 31, 2003, and was effective July 1, 2003, for outstanding instruments entered into or modified before June 1, 2003. Management believes the adoption of SFAS 150 did not have a material impact on the Corporation's consolidated statement of financial condition.

(3) Financial Instruments

In the ordinary course of business, the Corporation enters into contractual commitments including futures, forwards, options, various interest rate agreements, and other derivative financial instruments. Derivative financial instruments, when considered individually, carry varying degrees of risk in excess of amounts recognized in the consolidated statement of financial condition. However, these instruments are an integral part of the Corporation's trading strategies and are utilized for managing the market risk inherent in its trading portfolio. Such derivative financial instruments are valued at market or fair value.

The Corporation's principal objective in holding or issuing derivatives for purposes other than trading is asset/liability management. Nontrading derivatives are used to help the Corporation manage its interest rate and currency risk related to its issuance of notes payable, short-term borrowings, and subordinated debt. Interest rate swaps convert the Corporation's fixed rate interest expense of its debt issuance to a floating rate cost based on U.S. LIBOR.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Corporation to deposit with the exchange an amount of cash or other specified asset. Futures contracts and options on futures contracts generally do not represent exposure to credit risk due to the daily cash settlements of the change in market value of the open contracts with the exchanges. The credit risk with the futures exchange is limited to the net positive change in the market value for a single day. The market risk for a futures contract and options on futures is the movement in the price of the notional value of the contracts.

Forwards are over-the-counter (OTC) contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency, or commodity at a future date at a predetermined price. Generally, no cash is required at inception for forward contracts. Upon settlement of a foreign currency forward, there is an exchange of one currency for another with the net cash requirement being the gain or loss on the contract. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk. The cash requirement at settlement for a TBA contract is equal to the notional value on the contract. TBAs that clear through the Mortgage-Backed Securities Clearing Corporation are settled daily, and the cash required at settlement is the notional value of the contract less any margin on account.

The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Corporation to credit risk. Market risk for a forward is the movement in the price of the notional value of the contracts.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and grant the holder the right to buy or sell an instrument at a specified exercise price on or before a specified date. Thus, the credit risk only exists with the related exchange. In contrast, all of the terms of an OTC option including the method of settlement, term, strike price, premium, and security are determined by negotiation of the parties. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Corporation is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Corporation exercises the option. As the writer of an option contract, the Corporation is not subject to credit risk, but is subject to market risk, since the Corporation is obligated to make payments under the terms of the option contract if exercised. Market risk for a purchased option equals the market or fair value of the option as of the consolidated statement of financial condition date.

Swap contracts are OTC agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. Swap contracts are used as hedging instruments to offset risk in the Corporation's trading portfolio. The Corporation is subject to credit risk as a result of any gains calculated on the contract. The Corporation manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market or fair value of the underlying financial instruments. The Corporation manages market risk by setting trading limits and monitoring the effectiveness of its hedges.

Interest rate futures and options on futures are used to hedge the fixed income portfolio while index futures and equity options are used to hedge equity positions. The underlying securities which may be required to be purchased or sold pursuant to the Corporation's option contracts are marketable securities which may be readily liquidated to meet cash requirements. Foreign currency forward contracts are used to hedge exposure to foreign currencies.

Valuation of exchange-traded instruments is based on current market prices where available. For instruments where a market value is not readily available, the Corporation estimates fair value using present value calculations and pricing models based on dealer quotes, current quoted interest rates, foreign exchange rates, quoted prices for financial instruments with similar characteristics, and values of the underlying financial instruments.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance-sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Corporation's involvement with such instruments, but are not indicative of potential risk.

(continued)

The notional amount of derivative financial instruments recorded in the consolidated statement of financial condition are presented in the following table (in thousands):

	Notional value at December 31, 2003
Interest rate derivatives:	
Futures	$ 78,077,875
Options	55,892,760
Swaps	28,374,174
TBAs	110,780,535
Caps	217,974
Commodity derivatives:	
Futures	35,839
Foreign exchange derivatives:	
Futures	87,408
Equity derivatives:	
Futures	4,588,444
Options	26,985,610
Swaps	1,481,969

Listed in the following table is the market value of the Corporation's involvement in derivative financial instruments for 2003, which is included in receivable from or payable to brokers, dealers, and clearing organizations and other assets or liabilities, as well as the average market value of these instruments (in thousands):

	Market value at December 31, 2003		Average market value for 2003	
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives:				
Options	$ 12,092	11,723	15,021	11,448
Swaps	411,874	313,814	607,383	538,804
TBAs	304,004	387,284	240,539	287,626
Caps	—	71	281	6
Swaptions	—	—	1,367	6,782
Equity derivatives:				
Options	1,063,975	823,321	858,631	648,720
Swaps	2,860	10,060	293	838

Average market values of these instruments were calculated based upon month-end statement of financial condition values, which the Corporation believes do not vary significantly from the average market value calculated on a more frequent basis. Variances between average market values and period-end values are due primarily to changes in the volume of activities in these instruments and changes in the valuation of these instruments due to variations in market and credit conditions.

(4) Collateralized Short-Term Transactions

(a) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. Government and government agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Corporation to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Corporation in the event of default by the counterparty. Accrued interest receivable and payable is reflected in other assets and other liabilities, respectively.

At December 31, 2003, the Corporation's assets and liabilities were reduced by approximately $60.9 billion as a result of net down procedures in accordance with FIN 41.

(b) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned agreements are recorded at the contracted amount and involve the receipt or transfer of U.S. Government, government agency securities, corporate debt, and equity securities. These transactions are undertaken to facilitate settlement of security transactions of the Corporation and its customers and to provide additional sources of funding. The Corporation monitors the current market value of the respective securities relative to the amounts due under the agreements and, when necessary, obtains additional collateral to protect the Corporation in the event of default by the counterparty. Substantially all securities borrowed and loaned transactions are performed under industry standard master netting agreements.

(c) Securities Pledged as Collateral and Obligations to Return Collateral

In accordance with SFAS No. 140, $17.0 billion of U.S. Government securities pledged as collateral under repurchase agreements and $4.0 billion of stocks, warrants, and options pledged as collateral under securities loaned, and $824 million of corporate obligations pledged as collateral under bonds loaned have been reclassified on the consolidated statement of financial condition where the counterparty is permitted to sell or re-pledge. Additionally, $28.7 billion of U.S. Government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right of offset.

(continued)

The Corporation has included in other assets and other liabilities $816.2 million, which represents the market value of securities received as collateral pledged and obligations to return collateral, in addition to $13.7 million, which represents the market value of customer securities received to cover firm short positions per SFAS No. 140 criteria.

At December 31, 2003, the Corporation has received collateral of $106.8 billion and $92.6 billion under agreements to resell and securities borrowed, respectively, of which $100.0 billion and $16.6 billion, has been re-pledged as collateral under agreements to repurchase and securities loaned, respectively.

Additionally, the Corporation pledged $74.2 million of firm inventory at December 31, 2003 to cover customer short positions.

(d) Short-Term Borrowings

The Corporation maintains a committed bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2003, the Corporation's borrowings, aggregating approximately $25.1 billion, were all with affiliates and were unsecured. In addition, the borrowings were all overnight or short-term.

Additionally, the Corporation has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $1.3 billion. As of December 31, 2003, $3 million of this facility was utilized for letters of credit posted with clearing organizations on an unsecured basis.

(5) Related Party Transactions

The Corporation has a number of transactions with its affiliates, which are generally subject to the same terms and conditions as those with unrelated parties. Related party financing transactions are also discussed in notes 4 and 11.

The Bank and DBAH provide services to the Corporation including management, consulting, information technology, and research. Concurrently, the Corporation provides certain administrative support to the Bank and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based on service agreements among the Bank's North American entities.

Reverse repurchase and repurchase agreements of approximately $20.9 billion and $28.9 billion, respectively, securities borrowed and loaned of approximately $842.4 million and $24.1 billion, respectively, fails to deliver and fails to receive of approximately $286.1 million and $570.4 million, respectively, are outstanding with the Bank and affiliates at December 31, 2003.

Under operating leases, the Corporation subleases office space from the Bank.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2003 consist of the following (in thousands):

	Receivable	Payable
Securities failed to deliver/receive	$ 2,974,486	2,195,842
Payable to clearing broker	—	6,973,712
Receivable from clearing organizations	2,335,260	—
Other	4,966,171	405,646
	$ 10,275,917	9,575,200

The Corporation clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Corporation.

(7) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. The Corporation manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Corporation acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's

(continued)

exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Corporation's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis and, therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Corporation's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) ***Operational and Support Risk***

As a major intermediary in financial markets, the Corporation is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

i. Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Corporation is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological Risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Corporation's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets

(continued)

where the Corporation participates. In addition, the Corporation must address the technological implications that will result from regulatory and market changes.

iii. Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(8) Commitments and Contingent Liabilities

The Corporation, together with various other brokers and dealers, corporations, and individuals, has been named as defendant in certain class action lawsuits that allege violations of Federal and state securities laws and claim substantial damages. Management of the Corporation, after consultation with in-house and outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Corporation's financial position.

On December 20, 2002, the SEC, the NASD, the NYSE, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. The Corporation was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by the Corporation, the SEC, and state regulatory authorities, the Corporation agreed, among other things (i) to pay $50 million, of which $25 million is a civil penalty and $25 million is for restitution of investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $25 million spread over five years to provide third-party research to clients, (iv) to contribute $5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. As of December 31, 2003 an accrual of $56 million is included in other liabilities on the accompanying consolidated statement of financial condition in connection with items (iii) and (iv) of the aforementioned agreement.

In the normal course of business, the Corporation enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003 did not have a material effect on the consolidated statement of financial condition at that date.

Commitments to invest and other compensation related commitments of the Corporation totaled approximately $190 million as of December 31, 2003.

Under operating leases with remaining noncancelable terms in excess of one year at December 31, 2003, aggregate annual rentals for office space, office facilities, and equipment are approximately (in thousands):

Year ending:		
2004	$	24,836
2005		19,726
2006		19,416
2007		19,081
2008		19,495
2009 and thereafter		52,222
	$	154,776

The above amounts reflect escalation charges for certain lease agreements.

(9) Retirement Plans

(a) *Defined Benefit Pension Plan*

The Corporation participates, together with the other affiliates of DBAH, in a tax-qualified, noncontributory defined benefit pension plan that covers substantially all of its employees who have completed one full year of service. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay. Each account is also credited each year with an annual interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

(b) *Postretirement Welfare Plan*

The Corporation participates, together with other affiliates of DBAH, in an unfunded contributory defined benefit postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met. The Corporation also participates in an unfunded noncontributory defined benefit postretirement life insurance plan that pays a fixed death benefit to retirees.

(10) Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

(continued)

Deferred taxes at December 31, 2003, included in other assets, comprised the following (in thousands):

Deferred tax assets	$ 536,934
Valuation allowance	(29,652)
Deferred tax assets, net of valuation allowance	507,282
Deferred tax liabilities	(343,072)
Net deferred tax assets	$ 164,210

The valuation allowance as of December 31, 2003 reflects a change of $16.1 million related primarily to state and local net operating losses.

Except as noted above, the Corporation, through the Bank's continued capital commitment, various strategic initiatives and tax planning strategies, believes that it will realize the benefit of the deferred tax assets. Deferred tax assets include the tax effect of temporary differences in deferred compensation and pension related liabilities. Deferred tax liabilities are primarily related to unrealized gains and losses on firm investments.

(11) Subordinated Liabilities

At December 31, 2003, the Corporation had $2.5 billion in subordinated liabilities from the Bank, of which $2.5 billion is approved by the NYSE and qualifies as regulatory capital for the purposes of computing net capital under the Uniform Net Capital Rule of the SEC. The Corporation must obtain the approval of the NYSE prior to any additional subordinated borrowings or pay downs.

(12) Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Corporation had net capital of approximately $2.2 billion, which was 49.54% of aggregate debit balances, and approximately $2.1 billion in excess of required minimum net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Corporation computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2003, securities aggregating $44.3 million were segregated on behalf of introducing broker-dealers.

The Corporation is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the

exclusive benefit of customers. At December 31, 2003, the Corporation had $4.1 billion of U.S. Government securities, included in securities purchased under agreements to resell in the consolidated statement of financial condition, segregated in the special reserve bank account.

The Corporation, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. At December 31, 2003, segregated funds and funds held in separate accounts were deficient from requirements by $224.2 million. The Corporation has filed a notice of deficiency with the CFTC and has taken remedial action. In addition, pursuant to Regulation 30.7 of the CFTC, the Corporation had segregated funds and funds held in separate accounts for foreign denominated positions that exceeded such requirements by $260.1 million.

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KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

(1) Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

(5) The periodic computations of minimum financial requirements pursuant to Regulation 1.17

(6) The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

(7) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2004